UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec Reports Financial Results For Its Second Quarter Ended March 27, 2004

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

                                                                                                                   _________________________

Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE

Source:         Tembec Inc.

Contacts:	Michel J. Dumas Executive Vice President, Finance and Chief Financial Officer Tel.: (819) 627-4268 E-mail: michel.dumas@tembec.com	Pierre Brien Corporate Manager, Investor Relations and Corporate Affairs Tel.: (819) 627-4387 E-mail: pierre.brien@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER
ENDED MARCH 27, 2004

Montreal, April 29, 2004: Consolidated gross sales for the second quarter ended March 27, 2004 were $887.2 million, up from $857.8 million in the comparable period last year. The Company generated a net loss of $93.1 million ($1.09 per share), compared to net earnings of $34.2 million ($0.40 per share) in the corresponding quarter ended March 29, 2003, and net earnings of $52.2 million ($0.61 per share) in the previous quarter. The March 2004 net loss includes a non-recurring after-tax charge of $36.2 million ($0.42 per share) relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. Earnings, before interest and financing charges, taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $2.5 million, down from EBITDA of $12.5 million generated a year ago but an improvement over negative EBITDA of $9.7 million in the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of $9.7 million on sales of $261.5 million. This compares to EBITDA of $4.9 million on sales of $226.8 million in the prior quarter. US $ SPF lumber reference prices strengthened considerably during the quarter, reaching levels not seen in the last four years. Although, stud lumber prices also improved, they continued to lag those of random lumber. Overall, the average price of SPF lumber increased by $47 per mfbm. OSB reference prices were very strong, establishing new record highs. The financial results of this segment continue to be negatively affected by substantial payments of countervailing and antidumping duties on lumber shipped to the US. During the quarter, the Company incurred $25.0 million of duties compared to $16.4 million in the prior quarter.

The Pulp Group generated EBITDA of $6.5 million on sales of $350.1 million for the quarter ended March 27, 2004, an improvement over negative EBITDA of $13.3 million on sales of $279.3 million for the prior quarter. Average selling prices remained relatively unchanged from the prior quarter, with higher NBSK pulp prices being offset by a lower value sales mix due to increased volumes of high yield pulp. The Chetwynd BC high yield pulp mill operated at full capacity, with sales of 56,000 tonnes in the quarter, up from 30,200 in the prior quarter. The improvement in EBITDA was largely driven by lower manufacturing costs. In the December 2003 quarter, costs were negatively impacted by the loss of 20,500 tonnes of production due to the flooding on the Tarascon pulp mill located in Southern France and maintenance shutdowns at the Skookumchuck, BC and Smooth Rock Falls, Ont. NBSK pulp mills.

The Paper Group generated negative EBITDA of $15.5 million on sales of $197.1 million. This compares to negative EBITDA of $3.4 million on sales of $186.5 million in the prior quarter. Average selling prices for newsprint and coated paper were similar to those of the prior quarter. The group absorbed increased manufacturing costs, primarily for purchased energy.

During the quarter, the Company recorded an unusual charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The latter is currently under creditor protection and work on the project has been halted. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. The after-tax impact was $36.2 million or $0.42 per share.

Outlook

We have recently seen improvement in the selling prices of lumber and pulp, and we anticipate improved financial performance from these two business segments. In the case of lumber, margins would be very strong if not for the $25.0 million of duties paid during the quarter on shipments to the US. Improvements in the paper business have been slower to materialize, but we expect to see improved pricing during the current quarter. During the quarter, we indefinitely idled a newsprint machine in Kapuskasing, Ontario. Although the operating results of the quarter were in line with our expectations, the month of March showed significant improvement. We expect this trend to continue and look forward to a much improved performance as the year progresses.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4.0 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussion and Analysis of these interim financial results, can be obtained on the Tembec web site at www.tembec.com

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars, unless otherwise noted)

Mar. 27, 2004	Sept. 27, 2003 audited	Mar. 29, 2003
Assets			
Current Assets:			
Cash and cash equivalents	$ -	$ 87.6	$ 46.4
Temporary investments	-	26.7	27.0
Derivative financial instruments	**66.7**	-	-
Accounts receivable	**491.2**	438.9	463.5
Inventories	**645.8**	496.7	592.4
Prepaid expenses	**27.1**	14.6	19.7
	1,230.8	1,064.5	1,149.0
Derivative financial instruments	**53.8**	-	-
Investments	**21.6**	55.0	56.6
Fixed assets	**2,405.7**	2,392.4	2,451.3
Other assets	**258.0**	280.5	241.7
Goodwill	**26.4**	26.4	36.5
	$ 3,996.3	$ 3,818.8	$ 3,935.1
Liabilities and Shareholders' Equity			
Current Liabilities:			
Bank indebtedness	**$ 32.3**	$ -	$ -
Operating bank loans	**71.8**	30.4	15.6
Accounts payable and accrued charges	**514.5**	453.3	499.3
Current portion of deferred gain on foreign exchange contracts	**156.7**	56.4	-
Current portion of long-term debt (note 4)	**6.6**	27.8	41.5
	781.9	567.9	556.4
Long-term debt (note 4)	**1,656.2**	1,699.8	1,846.4
Deferred gain on foreign exchange contracts	**80.0**	25.8	-
Other long-term liabilities and credits	**130.1**	121.1	145.6
Future income taxes	**197.0**	211.6	188.7
Minority interest	**7.3**	7.5	8.0
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital (note 5)	**848.1**	848.5	872.4
Cumulative exchange translation of foreign subsidiaries	**(3.0)**	(3.0)	(3.0)
Retained earnings	**282.1**	323.0	304.0
	1,127.2	1,168.5	1,173.4
	$ 3,996.3	$ 3,818.8	$ 3,935.1

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended March 27, 2004 and March 29, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters ended March 27, 2004 and March 29, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended March 27, 2004 and March 29, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended March 27, 2004 and March 29, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Six months ended March 27, 2004 and March 29, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 27, 2003.

Changes in accounting policies

Effective September 28, 2003, the Company adopted prospectively without restatement the new recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in fiscal 2004 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in note 5 of these financial statements.

Effective September 28, 2003 the Company adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. There was no impact on the financial statements.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting for trading speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year will be amortized into income based on the original maturity dates of the derivative financial instruments.

In February 2003, the CICA issued accounting guideline AcG-14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline.

Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the March 2003 quarter, the Company completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. During the September 2003 quarter, the Company completed the first required annual impairment test of goodwill and did find impairment.

Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the CICA with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, retained earnings decreased by $31.2 million as of September 28, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Significant accounting policies (cont.)

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

  Acquisitions and Business Combinations

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.9 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre
("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

2003

During the quarter, the Company finalized the purchase of two sawmills located in France. The Company Brassac S.A.S. "Brassac" who purchased the sawmills is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Acquisitions and Business Combinations (cont.)

  Details of the acquisitions are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $10.4 million was incurred during the December 2003 quarter relating to lumber shipments to the U.S. between September 28 and December 27, 2003. A charge of $13.5 million was incurred during the March 2004 quarter relating to lumber shipments to the U.S. between December 28, 2003 and March 27, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $6.0 million was incurred during the December 2003 quarter relating to lumber shipments to the U.S. between September 28 and December 27, 2003. A charge of $11.5 million was incurred during the March 2004 quarter relating to lumber shipments to the U.S. between December 28, 2003 and March 27, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

  The expense for countervailing and antidumping duties is recorded as a sales deduction in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Commitments and contingencies (cont.)

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

  Long-term debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Share capital

  In October 2003, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,290,896 common shares (2003 - 4,320,786) (approximately 5% of outstanding shares). No common shares were repurchased under the plan.

  The following table provides the reconciliation between basic and diluted earnings (loss) per share:

  The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

  Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

  The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. The Company disclosed the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted between September 29, 2001 and September 27, 2003.

  In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings (loss) per share had the fair value-based method been chosen.

  During the December 2003 quarter, the Company granted 257,457 stock options at $7.79. During the March 2004 Quarter, the Company granted 33,305 stock options at $8.85. The year to date compensation expense amounts to $0.1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Share capital (cont.)

  The fair value of options granted since the beginning of the fiscal year was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

  The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Interest, foreign exchange, and other

  Unusual item

  During the quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The charge is the result of a decision made by the partners to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. The after-tax impact was $36.2 million or $0.42 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Income Taxes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: May 4, 2004